Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

212-735-3000

June 15, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Michael McTiernan, Esq.
Special Counsel

RE:	Wyndham Worldwide Corporation
Registration Statement on Form 10
Filed May 11, 2006
Commission File No. 001-32876

Dear Mr. McTiernan:

On behalf of Wyndham Worldwide Corporation (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2006 (the “Comment Letter”), in connection with the above-captioned Registration Statement on Form 10 (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 1 to Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Summary, page 1

The Separation, page 9

Overview, page 9

1.	Please discuss briefly the debt securities you intend to issue to replace your interim financing, including any key terms that you may currently anticipate (for example, convertibility).

Company Response:

The Company has revised the disclosure on pages 16-17, 25-26, 44 and 207 in response to the Staff’s comment. Subject to market conditions, the Company intends to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. In the event of a sale of Travelport, the Company will be required to use the portion of the proceeds contributed to it to repay and/or reduce its initial indebtedness, including the interim facility. The Company expects that this would result in its issuing a proportionally smaller amount of the bonds described above.

Summary of the Separation-Fractional Shares, page 18

2.	We note that a distribution agent will aggregate and sell fractional shares in the open market. If true, please make it clear that the agent is independent, has sole discretion as to which brokers to use and at what price to sell, and will not use an affiliate of you or Cendant.

Company Response:

In accordance with Question Number 6 in Staff Legal Bulletin No. 4, dated September 16, 1997, the Company’s agreement with Mellon Investor Services, LLC, its distribution agent (“Mellon”), will require Mellon to make all sales in the open market and permits Mellon, in its sole discretion, to determine when, how, through which broker-dealer and at what price to make its sales. In addition, neither the Company nor Cendant is an affiliate of Mellon or an affiliate of any broker-dealer. The Company has provided additional disclosure on pages 21-22 and 55 in response to the Staff’s comment.

The Separation, page 44

Opinion of Evercore Group, page 53

3.	Once the Evercore Group and Duff & Phelps reports are issued, please provide a summary of the findings broken out according to the various analyses used in arriving at such findings. Also, please provide us with any board books or similar material generated by Evercore Group or Duff & Phelps in connection with the opinions being rendered in this transaction.

Company Response:

The Company notes the Staff’s comment. The Company has revised the disclosure on pages 64-68 to summarize the analyses that Evercore Group L.L.C. (“Evercore”) expects to undertake in arriving at its findings. Please note that the Company will update such disclosure to summarize Evercore’s findings at the time that Evercore’s opinion is delivered to the Cendant Board.

Counsels to Evercore and Duff & Phelps, LLC will supplementally furnish the Staff copies of the board books and other materials that are expected to be provided to the Cendant Board in connection with delivery of their opinions which is anticipated to occur at the time the Board approves the spin-off. The Company notes, however, that those materials will be furnished at a later date and at such time as those materials are delivered to the Cendant Board.

Management’s Discussion and Analysis, page 71

Trends, page 72

4.	Please cite the source of information presented in this section.

Company Response:

The Company has provided additional disclosure on page 90 in response to the Staff’s comment.

Financial Condition, Liquidity, page 82

5.	Where relevant, please discuss potential liabilities related to the tax audits disclosed on page F-22. Indicate whether your liability for these audits is fixed at 30%. Also, please discuss these audits in more detail in your section on legal and regulatory actions.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 106 to discuss the potential liabilities relating to the tax audits disclosed on page F-39 and the Company’s liability percentage relating to audits. In addition, the Company has revised the disclosure on page 162 to discuss the Company’s Internal Revenue Service’s examinations in more detail.

Financial Condition, page 82

Liquidity and Capital Resources, page 83

6.	In your description of cash flows from investing activities, please explain in more detail the “intercompany funding” paid to Cendant in 2004 and 2005, including the reason for the increase last year. Please explain briefly how these intercompany transfers are being treated in the spin-off. Also, with respect to cash flows from financing activities, please explain why you incurred an additional $62 million in debt in 2005 and why you paid $59 million in dividends to Cendant.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 105 relating to the intercompany funding, the treatment of intercompany transfers in connection with the separation, and financing activities.

7.	We note from page 84 that you expect to rely on unsecured corporate borrowings to fund $750 million in capital improvements in 2006. Please disclose your anticipated available borrowing capacity following the separation.

Company Response:

The Company has revised the disclosure on page 106 in response to the Staff’s comment.

Financial Obligations, page 84

8.	Please disclose how your borrowing capacity would change following the separation. We note the helpful table on borrowing capacity as of December 31, 2005.

Company Response:

The Company has provided additional disclosure on page 107 in response to the Staff’s comment.

Contractual Obligations, page 89

9.	Please advise us why the pro forma chart does not reflect the repayment by Cendant of borrowings under the $600 million asset-linked facility, as discussed on page 85.

Company Response:

The Company respectfully notes that the objective of the chart is to reflect the contractual obligations of Wyndham Worldwide after the separation. The Company has revised footnote (b) on page 113 in response to the Staff’s comment.

Business, page 101

10.	Where relevant, please provide the disclosure required by Item 101(d) of Regulation S-K.

Company Response:

The Company has revised the disclosure on page 121 in response to the Staff’s comment.

11.	Please tell us whether you do business in any of the following countries: Cuba, Iran, Iraq, North Korea, Sudan or Syria. We may have further comment.

Company Response:

The Company respectfully advises the Staff that Wyndham Worldwide Corporation and its U.S. subsidiaries operating its vacation exchange and rental business do not do business, as defined herein, nor have any members resident in any of the following countries: Cuba, Iran, Iraq, North Korea, Sudan or Syria. The Company considers “doing business” as having an office, an affiliated resort or a vacation property which is under contract with us in any of the countries noted above. The Company’s foreign subsidiaries do not do business in Cuba, Iran, Iraq, North Korea or Sudan nor do they have their members resident in Sudan or Cuba. The Company’s foreign subsidiaries have fewer than 1,100 members, which represents 0.03% of all members, who are resident in Iran, Iraq, North Korea and Syria. A European subsidiary of the Company has two affiliated resorts located in Syria. Each of these foreign subsidiaries is independently managed, and none of the above-referenced members are permitted to make use of those services made available by one of our U.S. entities to other members.

Wyndham Hotel Group – Overview, page 103

12.	Please provide us with support for your assertions that Wyndham is the world’s largest lodging franchisor and that TripRewards is the world’s largest hotel loyalty program, as measured by number of hotels. Similarly, please provide us with support for your assertions on pages 113 and 118 that RCI Global Vacation Network is the world’s largest vacation exchange network and that Wyndham Vacation Ownership is the world’s largest vacation ownership business.

Company Response:

The Company is supplementally providing the Staff with the requested information under separate cover.

Wyndham Vacation Ownership – Servicing and Collection Procedures, page 125

13.	Please discuss in more detail how you assess performance of your loan portfolio. Also, please disclose your default rates.

Company Response:

The Company has provided additional disclosure on page 150 in response to the Staff’s comment.

Employees, Properties and Facilities, page 128

Government Regulations, page 128

Regulations Applicable to the Vacation Ownership Business, page 131

14.	Please revise your disclosure to discuss the potential impact of federal and state securities laws on the sale of timeshare interests and the impact of state foreclosure laws, including anti-deficiency statutes, on your ability to take action with respect to borrowers in default.

Company Response:

In response to the Staff’s comment, the Company has provided additional disclosure on pages 156-157 under the subheading “Federal, State and International Regulation of Vacation Ownership Business.”

Legal Proceedings, page 133

15.	Please revise your description of these suits to remove disclosure representing your “belief” as to the strength or merit of your defenses. These are legal conclusions that you are not qualified to make. In the alternative, you may file as an exhibit to this registration statement a supporting legal opinion. Also, with respect to the Cendant lawsuits, for which you are 30% liable, please describe the six other actions or tell us why you do not believe that additional disclosure is warranted.

Company Response:

The Company has revised the disclosure on pages 159-160 to remove the reference to its “beliefs” as to the strengths/merits of its defenses. In addition, with respect to the six additional Cendant actions for which the Company has agreed to be responsible, the Company has revised the disclosure on page 161 to clarify the nature of these six unresolved actions which is substantially similar to the disclosure in Cendant’s Form 10-K for the year ended 2005. Since these six actions are each similar in nature (and similar in nature to legal proceedings already described in the Form 10) and are associated with the past accounting irregularities at CUC International, Inc., the Company included detailed disclosure regarding the more material of this line of cases.

Management, pages 137

Executive Compensation, page 142

Summary Compensation Table, page 142

16.	Please advise us why you omitted from the table the forgiveness of the loan to Mr. Hanning in the amount of $225,000. In addition, please advise us why you believe that Item 402(b)(2)(v) permits you to exclude other compensation that in aggregate is less than $100,000.

Company Response:

The Company has revised the Summary Compensation Table on page 169 in order to include the $225,000 in relocation loan forgiveness in Mr. Hanning’s 2003 compensation. In addition, the Company has revised the table to include 2004 and 2003 disclosure of “All Other Compensation” for each of the Named Executive Officers.

Employment Contracts…, page 145

17.	Once available, please file these agreements as exhibits to your registration statement and revise your disclosure to reflect the final terms.

Company Response:

The Company is still negotiating these employment agreements with the employees identified in the Information Statement. The Company expects to enter into employment agreements shortly with Mr. Holmes, its President and Chief Executive Officer, and Ms. Wilson, its Chief Financial Officer. The Company will summarize these agreements in the Information Statement and attach these agreements as exhibits to the Registration Statement. Furthermore, the Company expects to enter into employment agreements shortly with the other executive officers identified in the Information Statement. To the extent that the employment agreements are not entered into with these other executive officers prior to the mailing of the Information Statement, the Company, as required, will disclose such agreements on a Form 8-K and file such agreements as exhibits to such Form 8-K.

Security Ownership of Certain Beneficial Owners and Management, page 153

18.	In order to make it easier for investors to assess the information contained in this section, please include footnote disclosure of stock-based awards subject to accelerated vesting that are not included in these share counts.

Company Response:

The Company has revised the Beneficial Ownership Table on pages 179-180 to include the requested disclosure regarding stock-based awards subject to acceleration as a result of the separation transaction.

Certain Relationships and Related Party Transactions, page 155

Agreements with Cendant, Realogy and Travelport, page 155

19.	Please confirm that you will amend your Form 10 to reflect material changes to the separation agreements described here. It is not appropriate to qualify your disclosure by reference to agreements that have not yet been finalized.

Company Response:

The Company confirms that it has amended the Form 10 to reflect material changes to the Separation and Distribution Agreement and the Tax Sharing Agreement, and the Company intends to reflect any further material changes to these agreements in the Form 10 prior to the mailing of the information statement to stockholders. In addition, the final and executed versions of the Separation and Distribution Agreement, the Tax Sharing Agreement and the Transition Services Agreement will either be filed on a Form 8-K once they have been entered into or, if they have been entered into prior to the effectiveness of the registration statement, will be filed as exhibits to the Form 10.

Transfer of Assets and Assumption of Liabilities, page 156

20.	It appears that Cendant’s vehicle rental segment will not be assigned a share of Cendant’s corporate liabilities. Please explain why or clarify your disclosure. Also, please describe with more specificity the corporate assets in which you have a 30% interest.

Company Response:

In response to the Staff’s comment, the Company has added disclosure on pages 10 and 183 to explain why the vehicle rental business will not be taking a share of certain contingent or other corporate liabilities. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 183 in with respect to the corporate assets in which the Company has a 30% (or 37.5% in the event that Travelport is sold) interest to generally describe the categories of the corporate assets.

Where You Can Find More Information, page 178

21.	Please revise to include the correct address of the Commission.

Company Response:

The Company has revised the disclosure on page 209 in response to the Staff’s comment.

Index to Financial Statements, page F-1

22.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Company Response:

The Company has updated its financial statements as of March 31, 2006 and for the quarters ended March 31, 2006 and 2005 pursuant to Rule 3-12 of Regulation S-X. In addition, the following sections of the Information Statement have been updated for such interim information: Summary Historical and Unaudited Pro Forma Combined Financial Data, Selected Historical Combined Financial Data, Unaudited Pro Forma Condensed Combined Financial Statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Combined Balance Sheets, page F-4

23.	Please revise to include a pro forma balance sheet alongside the historical balance sheet for the most recent period presented giving effect to the $730 million dividend to be paid to Cendant but not any of the proceeds that will be required to pay this dividend. Refer to the requirements in SAB Topic 1:B:3.

Company Response:

In response to the Staff’s comment, the Company has included its interim historical balance sheet on page F-4, which reflects a pro forma column detailing the $1,360 million dividend payable to Cendant, and which reflects an updated estimate of the Company’s capitalization.

Combined Statement of Cash Flows, page F-5

24.	We note that you classify the changes in amounts due to Cendant related to income taxes as a component of cash provided by operating activities. We do not understand why you have not allocated any portion of the net advances made to Cendant during the periods presented against the income taxes payable to Cendant. In this regard, we believe that the change in amounts due to Cendant should be reported on a net basis in your statement of cash flows since the substance of the change in amounts due to Cendant appear to be continuously settled on a net basis as evidenced by your classification of these amounts on a net basis in your combined balance sheet and anticipated settlement in connection with the spin-off. As such, please revise to present the change in amounts due to Cendant on a net basis in your statement of cash flows or further explain to us why you believe your current classification is appropriate.

Company Response:

In response to the Staff’s comment, the Company has restated its annual financial statements to reflect the change in presentation of the income tax provision on the statements of cash flows from an operating adjustment to an investing adjustment (reflected in net amounts due to/from parent). The Company has added explanatory language related to such change in Management’s Discussion and Analysis on page 88 and Note 22 on page F-57 to the notes to the annual combined financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-7

25.	We read your disclosure on page 109 concerning your TripRewards and Wyndham ByRequest loyalty programs. Please revise your significant accounting policy disclosures to include a discussion of your accounting policy with respect to your loyalty programs. Your disclosure should sufficiently explain how the program operates as well as the interaction of points accumulation and redemption and how you account for the accumulation and redemption in your financial statements. In this regard, please also disclose the amounts associated with your loyalty program and where such amounts are recorded in your financial statements.

Company Response:

The Company has provided additional disclosure on page F-29 in response to the Staff’s comment. With respect to the Staff’s comment on Wyndham ByRequest, the Company respectfully notes that such program is not a loyalty program, but a guest recognition program. The program provides returning guest members personalized accommodations, which include the members’ favorite beverages and/or snacks, and free high speed internet service and nominal airline miles for members’ favorite airlines. All of the costs of providing the service and purchasing the miles are the sole responsibility of the franchisee or hotel owner.

Vacation Exchange and Rental, page F-9

26.	We note that you recognize vacation rental fees in the period that the rental reservation is made, net of expected cancellations. Please provide us with a summary of the services you provide under these arrangements and the relevant terms of your vacation rental agreements including, but not limited to, the payment provisions, customer acceptance and the impact of any cancellation provisions with the end user. In addition, please advise us and revise to disclose how you meet the criteria for revenue recognition at the time of reservation. Refer to SAB Topic 13(A)(4)(a) and 13(A)(4)(d).

Company Response:

As described in the information statement, the Company’s vacation rental business derives it revenue principally from two types of transactions. Under the first type of transaction, the Company earns fees in connection with renting properties that it owns or leases under capital leases to vacation renters. In 2005, the revenue on this type of transaction approximated less than 20% of the Company’s vacation exchange and rental business revenue.

Under the second type of transaction, the Company receives fees from independent property owners in conjunction with one year, evergreen or multi-year contracts to market their rental properties. The Company provides reservation services to the independent property owners and receives an agreed-upon fee for the service provided. The fee consists of a commission determined based on the gross rental fee. The Company remits the gross rental fee received from the renter to the independent property owner, net of its agreed-upon commission. In 2005, commission fees received under this type of transaction were approximately 25% of the vacation exchange and rental revenue.

As set forth in SAB Topic 13, the Company earns revenue when persuasive evidence of an arrangement exists, delivery has occurred or the services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Under the second type of transaction noted above where the independent property owner is the Company’s customer, the contract between the Company and the independent property owner serves as persuasive evidence that an arrangement exists. Acting as an agent for the owner, the Company recognizes its commission in the period that the rental reservation is made, because the service it performs is to make a reservation for the owner with a renter. The commission is fixed and determinable because it is determined as an agreed-upon percentage of the gross rental fee or as a set amount at the time of the reservation, as specified in the contract between the Company and the independent property owner. Under very limited circumstances, the Company refunds a portion of its commission when the end user cancels a reservation prior to their arrival. Cancellations for 2005 and 2004 totaled approximately 2% of rental transactions made.

The Company believes that recognition of revenue at the completion of the reservation process, net of expected cancellations, is appropriate even when such cancellation rights exist, because it meets the criteria articulated by the Staff’s interpretive responses to Questions 1 and 2 of SAB Topic 13(A)(4)(a). The criteria encompass the homogeneity of the related transactions, the reliability of the estimates of cancellations, the sufficiency of company-specific history of cancellations and the previously-discussed fixed nature of the commission amount determined at the outset of the arrangement. The estimate of cancellations is made for a large pool of homogeneous items (in this case, vacation reservations). With respect to reliability of the estimate, the Company believes that it is unlikely that material adjustments (either individually or in the aggregate) to previously recognized revenue would be required due to the historically small number and dollar impact of cancellations specific to the Company’s business. Finally, with respect to collectibility, at the completion of the reservation process and receipt of the vacation renter’s deposit, the Company deducts its commission from the deposit received prior to remitting the balance to the independent property owner, which is evidence of a reasonable assurance of collectibility.

The Company has revised the disclosure on pages 91-92 and F-26 – F-27 in response to the Staff’s comment.

Vacation Ownership, page F-10

27.	For sales of vacation ownership interests under the full accrual method, please advise us and revise your disclosure to clarify whether you also meet the continuing investment criteria. Refer to paragraph 5(b) of SFAS 66.

Company Response:

The Company has revised the disclosure on pages 92, 116 and F-27 in response to the Staff’s comment. The Company notes that based on Paragraph 5(b) of SFAS 66, the Company meets the continuing investment criteria when the purchaser’s initial payment is a minimum of 10% of the purchase price and, for those customers where financing is provided, the continuing investment is demonstrated (contractual terms of the loan require that the level of annual payments are sufficient to amortize the loan over a customary period for the vacation ownership interest being financed).

28.	We note that you use the percentage of completion method to account for the sales of vacation ownership interests during periods of construction, subsequent to the preliminary construction phase and upon assurance that the property will not revert to rental property. Please clarify the average duration between the signing of a sales contact, the receipt of the down payment and the delivery and occupancy of the vacation ownership interest. In addition, please revise to disclose how you meet the requirements in paragraph 37(a) through 37(d) of SFAS 66, including how the sale meets the requirements of paragraphs 4 and 12 of SFAS 66. In this regard, please also clarify whether the buyer of the vacation ownership interest has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit or interest. Refer to paragraph 37(d) of SFAS 66.

Company Response:

The requested information about the average duration between the signing of a sales contract, the receipt of the down payment and the delivery and occupancy of the vacation ownership interest is not data the Company normally accumulates in its operations of the vacation ownership business (since it is not directly relevant to either the Company’s compliance with local timeshare regulation nor the Company’s accounting process). However, in response to your request, the Company performed an analysis to calculate the estimated average duration between the signing of a sales contract, the receipt of the down payment and the delivery of occupancy of the vacation ownership interest. For the majority of the Company’s sales, the Company collects a down payment of at least 10% at the time the contract is signed. The estimated number of days between the signing of a sales contract and the receipt of the down payment was approximately 25 for sales recognized during 2005. However, revenue is deferred and not recognized until a 10% down payment is received. In addition, the majority of the Company’s sales relate to buildings that are completed and can be occupied at the point of sale. As such, the estimated number of days between the signing of a sales contract and the delivery of the vacation ownership interest was approximately 55 for sales during 2005.

In addition, the Company has revised the disclosure on pages F-27 in response to the Staff’s comment regarding the continuing investment criteria.

Note 6 – Income Taxes, page F-20 - F-22

29.	We note your disclosure that the decrease in your effective income tax rate relates primarily to a restructuring of your foreign subsidiaries which has created a deferred tax asset during 2005. Since the above change in your effective rate has a material impact on your reported results, please advise us and revise your disclosure to further explain the restructuring of your foreign subsidiaries and how this results in an increase in your deferred tax asset and deferred tax benefit during 2005.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-39 to further explain the restructuring of the Company’s foreign subsidiaries and how this restructuring results in an increase to a deferred tax asset and a deferred tax benefit during 2005.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3688.

Very truly yours,

/s/ Daniel E. Wolf
Daniel E. Wolf

cc:	Geoffrey Ossias

Matthew Maulbeck
Josh Forgione
Eric J. Bock
Scott G. McLester